

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2012

Anastasios Aslidis
Chief Financial Officer
Euroseas Ltd.
c/o Tasos Aslidis
11 Canterbury Lane
Watchung, NJ 07069

> **Re:** **Euroseas Ltd.**
> **Form 20-F for the year ended December 31, 2011**
> **Filed April 27, 2012**
> **File No. 001-33283**

Dear Dr. Aslidis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4. Information on the Company

Business Overview, page 33

Our Fleet, page 34

1. Please expand your disclosure on page 36 with respect to the basic charter-free market values of your vessels to discuss such values on a comparative basis. Please provide a draft of your intended revised disclosure with your response.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies, page 56

Impairment of Long-Lived Assets, page 58

2. Please expand your disclosure to include the charter rate(s) used in your impairment analysis, and how you determined such rate(s). Also, consider disclosing the "break even rate" (i.e., the rate that provides an undiscounted total cash flow equal to the carrying value) for each vessel or group of similar vessels.

Liquidity and Capital Resources, page 60

3. You state that, in your opinion, your working capital is sufficient for your present and future requirements over the next two years. However, it is unclear whether or not any additional capital contributions to your Euromar LLC joint venture were contemplated when stating this opinion regarding the sufficiency of your working capital over the next two years. Please clarify your disclosure in this regard.

4. In Note 19(c) to the consolidated financial statements, you state that your commitment to make capital contributions to the Euromar LLC joint venture has been increased to a total of $35 million. Please disclose the expected source of funding in the event you make any additional capital contributions to this joint venture.

5. The disclosure in Note 19(c) to your consolidated financial statements indicates that future capital contributions are "owed" by all members of Euromar LLC. In this regard, please clarify whether this means you are contractually required to make additional capital contributions and, if so, disclose the dates and amounts of any such required contributions here and in the table of contractual obligations on page 64.

6. According to your disclosures on page 17 with respect to Euromar LLC, your joint venture partners have the option to convert all of their equity interests in Euromar into common shares of Euroseas. If this conversion option were to be exercised, it appears that you would become the sole owner of Euromar and, as a result, it would be consolidated at that time. Since this appears to represent a known uncertainty, please add disclosure regarding your Euromar LLC joint venture. Specifically, please discuss the potential effects on your financial condition, results of operations, and liquidity and capital resources in the event that Euromar becomes wholly owned by Euroseas. Also, discuss the current operations and capital structure of Euromar. In addition, if a significant increase in your total indebtedness would result from the consolidation of Euromar, please discuss the terms of such indebtedness.

7. On page 18, you indicate that you have granted Euromar certain rights of first refusal in respect of vessel acquisitions, and made certain arrangements with respect to vessel dispositions and chartering opportunities. Please tell us and expand your disclosures to discuss whether or not Euromar has exercised its rights of first refusal and whether or not your operations have been affected any of the arrangements with Euromar.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters, or any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief